SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

On March 11 the Company reported to the Argentine Comisión Nacional de Valores and to the Buenos Aires Stock Exchange a definitive subscription price for each new common share and each new American Depositary Share (“ADS”), and a warrant exercise price per each of the Company’s common shares. The definitive subscription price for each new common share and each new ADS, and the warrant exercise price per each of the Company’s common shares are also disclosed in the press release below, which was released to PR Newswire on March 11, 2008.

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Announces

a Definitive Subscription Price

BUENOS AIRES, ARGENTINA – March 11, 2008 – In connection with its preemptive rights offering, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY) reported today to the Argentine Comisión Nacional de Valores and to the Buenos Aires Stock Exchange (i) a definitive subscription price of Ps.5.0528 for each new common share of the Company and US$16.00 for each new American Depositary Share (“ADS”) of the Company and (ii) a warrant exercise price of US$ 1.68 per each of the Company’s common shares. Each warrant entitles its holder to purchase 0.33333333 common shares and as a result three warrants must be exercised to purchase one common share.

The subscription period for the rights to acquire common shares and ADSs expires on March 18, 2008 and March 13, 2008, respectively.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Cresud:

Cresud is a leading Argentine agricultural company with a growing presence in the Brazilian agricultural sector through its investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícola. Cresud is currently involved in a range of activities including crop production, cattle raising and milk production. Cresud’s business model, which it seeks to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized.

Matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties, including but not limited to the risk that the market price of the Company’s common shares and ADSs could decline. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in the related Registration Statement filed by Cresud with the Securities and Exchange Commission. Cresud cautions that the foregoing factors are not exclusive. Cresud undertakes no obligation to publicly update or revise any forward-looking statement in this or any prior forward-looking statements whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: March 12, 2008